UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10447

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABOT OIL & GAS CORPORATION SAVINGS
INVESTMENT PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, Texas 77024
(281) 589-4600

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
C O N T E N T S
All other schedules required by the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Cabot Oil & Gas Corporation Savings Investment Plan
Houston, Texas
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Houston, Texas
June 29, 2020

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
CASH	$2,567	$2,239
INVESTMENTS, at fair value
Money market fund	10,061,996	10,415,519
Mutual funds	84,663,768	69,513,338
Common stock	12,352,063	20,199,209
TOTAL INVESTMENTS, at fair value	107,077,827	100,128,066
RECEIVABLES
Notes receivable from participants	784,257	870,157
TOTAL RECEIVABLES	784,257	870,157

NET ASSETS AVAILABLE FOR BENEFITS	$107,864,651	$101,000,462
See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest and dividends	$4,977,189
Net appreciation in fair value of investments	9,137,313
Other income	130,000
TOTAL INVESTMENT INCOME, NET	14,244,502

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	41,345

CONTRIBUTIONS
Employer	5,729,777
Participants	3,113,656
Rollovers	1,302,297
TOTAL CONTRIBUTIONS	10,145,730

TOTAL ADDITIONS TO NET ASSETS	24,431,577

DEDUCTIONS FROM NET ASSETS
Benefit payments	17,556,526
Administrative expenses	10,862
TOTAL DEDUCTIONS FROM NET ASSETS	17,567,388

NET INCREASE	6,864,189

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	101,000,462

End of year	$107,864,651
See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
1. DESCRIPTION OF PLAN
The following brief description of the Cabot Oil & Gas Corporation Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General: Cabot Oil & Gas Corporation (COGC or the Company) was previously a subsidiary of Cabot Corporation (Cabot). In February 1990, the Company completed its initial public offering of approximately 18 percent of the total outstanding shares of common stock and, accordingly, ceased to be a wholly-owned subsidiary of Cabot. On March 28, 1991, Cabot completed an exchange offer. Following the completion of the exchange offer, the Company became 100 percent publicly owned and ceased to be a subsidiary of Cabot.
Effective January 1, 1991, COGC established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. An employee is eligible to become a participant in the Plan upon the first day of employment. The Plan was amended and restated effective March 15, 2019.
Prior to the commencement of the Plan, COGC employees participated in the Cabot Profit Sharing and Savings Plan (PSSP) and the Cabot Employee Stock Ownership Plan (ESOP). Each COGC employee who was a member of the PSSP and ESOP automatically became a participant in the Plan on January 1, 1991, was 100 percent vested with respect to balances in the PSSP and ESOP as of December 31, 1990 and had his or her PSSP and ESOP account balances transferred to the Plan. The Plan assumed legal responsibility for the accrued benefits of such affected employees on January 1, 1991.
Benefits under the ESOP were frozen as of December 31, 1990. Effective September 1, 2001, the participant is eligible to withdraw, exchange, or take a loan against the ESOP balance. Dividends earned on the Company common stock (Company Stock) held in a participant’s ESOP account in the Plan are transferred to the other Plan investment fund(s) according to the participant's most recent investment election. If such an election has not been made by a participant, then dividends earned on the Company Stock held in a participant’s ESOP account are invested for the participant in the Plan's default investment fund. Prior to September 30, 2010, a participant's ESOP account balance was comprised of Cabot common stock and/or Company Stock. Effective September 30, 2010, the investment option that allowed participants to invest in Cabot common stock was eliminated. As of December 31, 2019 and 2018, amounts in the ESOP accounts under the Plan were $988,123 and $1,072,258, respectively.
Eligibility: Employees of the Company and its affiliates and subsidiaries that have adopted the plan become eligible in the Plan immediately upon their hire or rehire employment date (or, if later upon attaining age 18.
Contributions: A participant may elect to defer a percentage of his or her compensation during the plan year, which is defined in the plan document and subject to the limits imposed by the Internal Revenue Code (IRC). Contributions can be made in the form of a pre-tax (before federal and, and other than Pennsylvania residents, state taxes are withheld), non-Roth after-tax and/or, effective on and after March 15, 2019, Roth after-tax contributions through payroll deductions. The participant is always fully vested in his or her contributions made on a pre-tax, non-Roth after-tax or Roth after-tax basis.
The Company provides an incentive for each employee to participate in the employee pre-tax and/or Roth after-tax contribution portion of the Plan by matching 100 percent of the first 6 percent of pre-tax contributions and/or Roth after-tax contributions, in the aggregate.
The Plan also provides for additional discretionary profit-sharing contributions to eligible plan participants regardless of the employee's election to make employee contributions to the Plan. The additional contributions are made at the discretion of the Company and may be adjusted from time to time. For 2019, the Company made discretionary profit-sharing contributions to the Plan in an amount equal to 10 percent of an eligible plan participant’s pre-tax salary and bonus (to the extent not deferred under the Company’s Deferred Compensation Plan). These contributions are subject to the vesting provisions of the Plan to the same extent as the Company’s matching contributions, as described below, and the limitations imposed by the IRC. Matching and discretionary profit-sharing contributions made by the Company for the year ended December 31, 2019 were $2,077,462 and $3,652,315, respectively.
Vesting: A participant will be credited with a year of vesting service for each plan year in which they complete 1,000 or more hours of service with the Company. Participant contributions through payroll deductions are immediately vested. Prior to November 5, 2019, participants vested in the their employer contributions (Company matching contributions and discretionary profit-sharing contributions) at the rate of 20% per year of vesting service, with full vesting after five years of service. Effective November 5, 2019, employees will vest in their employer contributions at the rate of 33% after one year of vesting service, 66% after two years of vesting service and will fully vest after three years of service.
If a participant leaves the Company (or affiliate or subsidiary of the Company) and is rehired within five years, the prior service with the Company will be restored under the Plan. Additionally, if the participant was partially vested when the employment was initially terminated, the Company will redeposit any amount of the matching contribution which was forfeited from the account (because the participant left before becoming 100 percent vested) after repayment by the participant of his or her previous distribution, if any.
Investment Elections: The Plan allows the participants to (i) change the percentage of contributions withheld through payroll deductions a maximum of four times per year, with changes taking effect the first pay period after advance notice, (ii) change investment fund options for future contributions at any time, directly by telephone with the Fidelity Management Trust Company (Fidelity) or online at the Plan's website, (iii) transfer the total balance of his or her accumulated investments from one fund to another and (iv) discontinue participation in the Plan at any time, to be effective the first pay period after advance notice. Re-enrollment can be at any time.
Payment of Benefits: A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment, or if the participant’s account balance exceeds $5,000, the participant can defer the payment up to April 1st of the year following the year the participant reaching age 70½ (if before January 1, 2020) or age 72 (if after December 31, 2019 or, if later, April 1st of the year following the year of the participant’s retirement.
An exception is made for those participants who (i) had shares of Cabot stock transferred from the PSSP and/or ESOP to the Plan and (ii) exchanged shares of Cabot common stock in his or her PSSP and/or ESOP account for shares of Company Stock pursuant to an exchange offer completed by Cabot in March 1991. Such participants can have the stock balance paid in cash or as COGC common stock certificates. If the participant decides to sell such stock certificates, the commission fee will be reflected in the net asset value of the stock trade. Balances transferred to the Plan from the PSSP and/or ESOP retain payment options provided under the PSSP and/or ESOP.
Withdrawals During Employment: A participant is eligible to make certain withdrawals while employed. The first category of funds that are eligible for withdrawal represent amounts that were transferred from the PSSP. The second category represents amounts contributed under the Plan. Different rules apply to the withdrawal depending on the category. If the participant was a former member in the PSSP, the participant is eligible to make a voluntary withdrawal from the amounts that were transferred to the Plan. A voluntary withdrawal may be made from the PSSP after-tax and employer contribution accounts. Two voluntary withdrawals can be made per year, provided that not more than two are made within three months of each other. A voluntary withdrawal will be deducted from the participant’s account in a specific order as provided for in the plan document.
A participant can withdraw at any time an amount equal to the after-tax contributions made to the Plan after January 1, 1991. The minimum withdrawal amount is $500. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include a 10 percent early distribution tax if made before age 59½ under current tax laws. Additionally, the participant can withdraw an amount equal to the pre-tax contributions made to the Plan after January 1, 1991 and Roth after-tax contributions, at any time after age 59½. This withdrawal will be taxable, but will not include the 10 percent early distribution tax under current tax laws.
Withdrawals upon Termination of Employment: A participant can withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) termination after attainment of age 65, (iii) retirement at age 55 or later with 10 years of service or at age 50 with 20 years of service or (iv) permanent and total disability or death. The full value of the participant’s account will be paid and may be subject to income tax when distributed, unless an election is made by the participant to rollover the funds as allowed by the IRC. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. Any portion of an eligible rollover distribution can be paid directly to an eligible retirement plan specified by the distributee in a direct rollover. If the withdrawal is greater than $1,000 but less than $5,000 and the member does not elect to have distributions made to an eligible retirement plan or to receive the distribution, the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.
Notes Receivable from Participants: A participant can borrow up to 50 percent of his or her vested account balance (excluding discretionary profit-sharing contributions) while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; however, early payoff of loans is permitted. The loan interest rate is set by the Administrative Committee and is one percent above the prime rate charged by the Company’s principal commercial bank in effect at the time of the loan. The set-up fee and the ongoing administrative fee for the loan are charged directly to the participant’s account on a quarterly basis. Loans are limited to members who are active employees.
Disposition of Forfeitures by Participants: A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Company contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the extent that forfeitures for any plan year exceed the amounts required to reinstate the accounts described above, they will be applied against the next succeeding Company contribution.
For the year ended December 31, 2019, employer contributions were reduced by $114,807 from forfeited nonvested accounts. The unallocated forfeited accounts were $421,367 and $129,308 at December 31, 2019 and 2018, respectively.
Rollover Contributions: Generally, if a participant received a qualified distribution from another qualified plan as defined in the IRC the participant can deposit or rollover those funds into the Plan if approved by the Administrative Committee.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Trustee: The Trustee was appointed by a contract dated June 1, 1991. Under the contract, the Trustee shall hold all property received, manage the Plan and invest and reinvest Plan assets in accordance with the participant's instructions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments: Investments are recorded at fair value based on externally quoted and reported market prices. For further information on the Plan’s valuation of investments, refer to Note 6 — Fair Value Measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation/(Depreciation) in Fair Value of Investments: The statement of changes in net assets available for plan benefits presents the net appreciation/(depreciation) in the fair value of investments which consists of realized gains or losses and the unrealized appreciation/(depreciation) on those investments.
Payment of Benefits: Benefits are recorded when paid.
Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are recorded as distributions based upon terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.
Administrative Expenses: Investment related expenses are included in net appreciation/(depreciation) in fair value of investments. Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants and participant directed investment transactions, were paid by the Company. Those expenses paid by the Company are excluded from these financial statements.
The Plan has entered into a Revenue Credit program with the Trustee whereby, on an annual basis, the Plan is eligible to receive a credit of $130,000 per year, paid quarterly in arrears to an ERISA account. Qualified plan expenses may be paid from the ERISA account. During the year, the Plan received $130,000 from the Trustee and has reflected the receipt as an increase in other income. At December 31, 2019 and 2018, there was $490,545 and $352,368, respectively, remaining in the ERISA account, and is included in the Plan's net assets.

Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks, mutual funds and money market funds offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.
3. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan document to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a plan termination or partial termination, those participants will become 100 percent vested in their accounts and all assets remaining in the Plan will be paid to the participants and their beneficiaries in accordance with the plan document.
4. INCOME TAX STATUS
The Plan is designed to constitute a “Qualified Plan” under the provisions of Section 401(a) of the IRC and, therefore, exempt from federal income tax under the provisions of Section 501(a). Effective March 15, 2019, the Plan was amended and restated to reflect all prior plan amendments. The Plan obtained its latest determination letter on May 24, 2012, in which the Internal Revenue Service (“IRS") stated that the Plan was in compliance with the applicable requirements of the IRC. Subsequent to receiving this letter, the Plan has been amended; however, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS
The Plan invests in various Fidelity mutual funds and other investments. These investments are considered party-in-interest transactions because Fidelity serves as trustee of the Plan. In addition certain fees are paid to the Trustee. The Plan’s management has approved these investment options and fees.
The Plan also invests in the Company’s common stock. Transactions in the Company's common stock are considered party-in-interest transactions because the Company is the Plan’s sponsor. Notes receivable from participants also qualify as party-in-interest transactions.
6. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.
The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Authoritative guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements, and accordingly, Level 1 measurements should be used whenever possible.
The three levels of the fair value hierarchy are as follows:

•
Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Plan has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment.

•
Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

•
Level 3: Valuations utilizing significant, unobservable inputs. This provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine the fair values.
The following fair value hierarchy table presents information about the Plan’s investments measured at fair value on a recurring basis as of December 31, 2019 and 2018, respectively:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019
Mutual Funds	$84,663,768	$—	$—	$84,663,768
Money Market Fund	10,061,996	—	—	10,061,996
Common Stock	12,352,063	—	—	12,352,063
	$107,077,827	$—	$—	$107,077,827

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Mutual Funds	$69,513,338	$—	$—	$69,513,338
Money Market Fund	10,415,519	—	—	10,415,519
Common Stock	20,199,209	—	—	20,199,209
	$100,128,066	$—	$—	$100,128,066
The determination of the fair values above incorporates various factors. The following is a description of the Plan’s valuation methodology used to measure the fair values of assets measured at fair value:

•	Money market funds are valued at $1.00 per share which approximates market value.

•	Mutual funds and common stock are valued based on quoted closing market prices traded in active markets as reported by the investment trustee of the Plan's assets.
There have been no changes in the methodologies used at December 31, 2019 and 2018.

7. SUBSEQUENT EVENT

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic. The pandemic has significantly impacted the economic conditions in the U.S., as federal, state and local governments react to the public health crisis, creating significant uncertainties in the economy.

This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, the Plan's investments portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan's liquidity cannot be determined at this time.

The Plan increased the beginning date for required minimum distributions from age 70½ to age 72 effective January
1, 2020 in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act)
was signed into law. The CARES Act contains several provisions that temporarily impact 401(k) type plans, such as the waiver of required minimum distributions for 2020. The Plan was amended to allow certain eligible individuals to receive COVID-19 relief available under the CARES Act in the form of coronavirus-related distributions and a delay in the due date for repayments for outstanding plan loans occurring during the period beginning on March 27, 2020 and ending on December 31, 2020, for one year as provided. The Company is in the process of incorporating these provisions into the Plan.

SUPPLEMENTAL SCHEDULE

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	EIN No. 04-3072771 Plan number 001
December 31, 2019

	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
(a)
	MONEY MARKET
*	Fidelity Mgmt. Trust Co.	Fidelity Government Money Market Fund	N/A	$10,061,996
	MUTUAL FUNDS
*	Fidelity Mgmt. Trust Co.	Fidelity 500 Index Fund	N/A	10,787,452
*	Fidelity Mgmt. Trust Co.	Fidelity U.S. Bond Index Fund	N/A	4,964,406
*	Fidelity Mgmt. Trust Co.	Fidelity Diversified International Fund - Class K	N/A	3,020,261
	Oakmark Funds	Oakmark Fund - Class I	N/A	9,474,433
	Glenmede Funds	Small Cap Equity Institutional	N/A	2,294,299
	Davis Funds	New York Venture Fund - Class Y	N/A	2,849,171
	Lord Abbett Funds	Mid-Cap Stock I	N/A	2,901,398
	Oakmark Funds	Oakmark Equity and Income Fund - Class I	N/A	4,318,560
	John Hancock Investments	Disciplined Value R6	N/A	523,187
*	Fidelity Mgmt. Trust Co.	Fidelity Capital Appreciation Fund - Class K	N/A	5,796,965
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund I	N/A	3,873,064
*	Fidelity Mgmt. Trust Co.	Fidelity Mid-Cap Index	N/A	1,147,465
*	Fidelity Mgmt. Trust Co.	Fidelity Small-Cap Index	N/A	549,902
*	Fidelity Mgmt. Trust Co.	Fidelity Real Estate Index	N/A	530,255
*	Fidelity Mgmt. Trust Co.	Fidelity Global Ex US Index	N/A	319,605
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom Income Fund K	N/A	177,280
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2005 K Fund	N/A	443,472
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2010 K Fund	N/A	185,553
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2015 K Fund	N/A	849,040
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2020 K Fund	N/A	4,995,546
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2025 K Fund	N/A	3,243,675
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2030 K Fund	N/A	5,227,280
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2035 K Fund	N/A	3,316,047
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2040 K Fund	N/A	2,306,742
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2045 K Fund	N/A	3,287,813
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2050 K Fund	N/A	4,983,994
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2055 K Fund	N/A	1,617,924
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2060 K Fund	N/A	496,681
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2065 K Fund	N/A	1,786
	Western Asset Core Plus Bond Fund	WA Core Bond IS	N/A	180,512
	TOTAL MUTUAL FUNDS			84,663,768

	COMMON STOCK
*	Cabot Oil & Gas Corporation	Cabot Oil & Gas Corporation Common Stock (709,481 shares)	N/A	12,352,063
*	NOTES RECEIVABLE FROM PARTICIPANTS	4.25%-6.50% various maturity dates through December 2024	—	784,257
				$107,862,084
* - Party-in-interest to the Plan.
N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Cabot Oil & Gas Corporation Savings Investment Plan

Date: June 29, 2020	By:	/s/ Todd M. Roemer
Todd M. Roemer
Vice President and Chief Accounting Officer

INDEX OF EXHIBITS

The following are included as exhibits to this annual report:

Number	Description

23.1	Consent of BDO USA, LLP